

ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

RECEIVED

2006 JUN 15 P 1:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014432

5 June 2006

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

**Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.**

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

PROCESSED
JUN 1 6 2006
THOMSON
FINANCIAL

**Redflex Holdings Limited**

**File No: 82-34862**

**Schedule I**



Documents made public since the last submission on 19 May 2006:

| Date | Item | Description |
|---|---|---|
| 19 May 2006 | Appendix 3B | New issue announcement, application for quotation of additional securities and agreement. (40,000 fully paid ordinary shares) |
| 22 May 2006 | Company Announcement | Redflex announces Redflex Increases Market Penetration across the State of Washington |
| 23 May 2006 | Company Announcement | Redflex announces Redflex Expansion in the State of Georgia with New Contract in Thomasville |
| 25 May 2006 | Appendix 3Y | Change of Director's Interest Notice (Christopher Cooper) |
| 26 May 2006 | Appendix 3Y | Change of Director's Interest Notice (Robin Debernardi) |
| 29 May 2006 | Appendix 3B | New issue announcement, application for quotation of additional securities and agreement. (80,000 fully paid ordinary shares) |
| 2 June 2006 | Appendix 3Y | Change of Director's Interest Notice (Robin Debernardi) |
| 5 June 2006 | Company Announcement | Redflex announces Status Update Union County, North Carolina. |







File No: 82-34862

## Status Update Union County, North Carolina

**5 June 2006**

Due to a recent court ruling related to a competitor's photo enforcement program in the City of High Point North Carolina, four cities in Union County, North Carolina have temporarily suspended their traffic photo enforcement programs. The programs, operated by Redflex Traffic Systems Inc represent 18 red light photo enforcement systems, or approximately 2.8% of the Redflex installed camera systems, and approximately 2.3% of Redflex' revenue base in the United States.

The ruling, if applied to Union County, may require payment of 90% of all fine revenue to the School Board. This would place an undue cost burden upon the cities under the current arrangements and has led to the suspension until the issue can be resolved. Further avenues of appeal remain available to the City of High Point, the subject of the ruling. Alternatively, the situation could be resolved by legislative change.

The four cities (Indian Trail, Marshville, Monroe and Stallings), in conjunction with Redflex Traffic Systems and other industry groups including the National Campaign to Stop Red Light Running, are reviewing ways to achieve a reasonable commercial outcome. The cities remain committed to the photo enforcement program due to its proven success in reducing traffic collisions and increasing traffic safety in their communities. An expeditious resumption of enforcement is expected as soon as the issues are resolved.

This ruling does not affect Redflex's other photo enforcement programs operating in North Carolina in the cities of Cary and Knightdale because of different state legislation governing these cities as opposed to High Point and Union County.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442

# Appendix 3Y

File No: 82-34862

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | REDFLEX HOLDINGS LIMITED |
|---|---|
| ABN | 96 069 306 216 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | ROBIN DEBERNARDI |
|---|---|
| Date of last notice | 26 May 2006 |
| Date of this notice | 2 June 2006 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.*
*Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.*

| Direct or indirect interest | Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Related party |
| **Date of change** | 29 – 31 May 2006 |
| **No. of securities held prior to change** | As the registered holder<br>165,324 Ordinary Shares (RDF)<br>As not the registered holder<br>3,004,050 Ordinary Shares (RDF) |
| **Class** | Fully paid ordinary shares |
| **Number acquired** | 26,000 |
| **Number disposed** | nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | Average $1.93 |
| **No. of securities held after change** | As the registered holder<br>165,324 Ordinary Shares (RDF)<br>As not the registered holder<br>3,030,050 Ordinary Shares (RDF) |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market trade |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

*Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | No Change |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.


RECEIVED
2006 JUN 15 P 1:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No: 82-34862

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

**REDFLEX HOLDINGS LIMITED**

ABN

**96 069 306 216**

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 80,000 issued |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Ordinary Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $0.6252 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares issued pursuant to the exercise of unlisted employee options RDFAS |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 60,530 on 25 May and 19,470 on 29 May 2006. |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 88,461,974 | Ordinary Shares (RDF) |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 5 | Employee shares fully paid (RDFAI) |
| 875,000 | Options expiring 30 September 2008, exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS) |
| 1,260,000 | Options expiring 2 June 2009 exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT) |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

| |
|---|
| |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

+ See chapter 19 for defined terms.

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
| --- | --- |
| | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.


RECEIVED
2006 JUN 15 P 1:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Appendix 3Y

File No: 82-34862

## Change of Director's Interest N

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | REDFLEX HOLDINGS LIMITED |
|---|---|
| ABN | 96 069 306 216 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | ROBIN DEBERNARDI |
|---|---|
| Date of last notice | 29 October 2004 |
| Date of this notice | 26 May 2006 |

## Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.*
*Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.*

| Direct or indirect interest | Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Related party |
| **Date of change** | 24 May 2006 |
| **No. of securities held prior to change** | As the registered holder<br>165,324 Ordinary Shares (RDF)<br>As not the registered holder<br>2,939,049 Ordinary Shares (RDF) |
| **Class** | Fully paid ordinary shares |
| **Number acquired** | 65,001 |
| **Number disposed** | nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $2.02 |
| **No. of securities held after change** | As the registered holder<br>165,324 Ordinary Shares (RDF)<br>As not the registered holder<br>3,004,050 Ordinary Shares (RDF) |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market trade |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

*Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | No Change |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

# Appendix 3Y

File No: 82-34862

## Change of Director's Interest Noti

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | REDFLEX HOLDINGS LIMITED |
|---|---|
| ABN | 96 069 306 216 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | CHRISTOPHER COOPER |
|---|---|
| Date of last notice | 15 March 2006 |
| Date of this notice | 24 May 2006 |

## Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

*Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| Direct or indirect interest | Direct and Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | related party |
| **Date of change** | 24 May 2006 |
| **No. of securities held prior to change** | As the registered holder<br>88,167 Ordinary Shares (RDF)<br><br>As not the registered holder<br>752,829 Ordinary Shares (RDF) |
| **Class** | Fully paid ordinary shares |
| **Number acquired** | 150,000 Ordinary Shares (RDF) |
| **Number disposed** | nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $2.05 per share |
| **No. of securities held after change** | As the registered holder<br>88,167 Ordinary Shares (RDF)<br><br>As not the registered holder<br>902,829 Ordinary Shares (RDF) |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off-market trade |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

*Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | no change |
| **Nature of interest** | no change |
| **Name of registered holder (if issued securities)** | no change |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.





## Redflex Expansion in the State of Georgia with New Contract in Thomasville

**23 May 2006**

The City of Thomasville, Georgia and Redflex Traffic Systems, a subsidiary of Redflex Holdings Limited, have executed an agreement to provide a full turnkey red-light photo enforcement program to help substantially increase public safety.

Thomasville, with a population of 20,000, is located adjacent to the Florida and Georgia border.

According to Police Chief Huckstep of Thomasville GA, "We selected Redflex Traffic Systems not only because of their stellar performance across the nation, but also for having the highest citation issuance rate in the industry and a comprehensive evidence package which includes digital stills and digital video."

The contract is for implementation of up to 10 approaches for an initial term of two years, plus nine two-year renewals; for a possible term of twenty years.

Redflex Traffic Systems Inc has contracts with 103 cities world-wide and, with 87 USA cities under contract, is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442





**Redflex Increases Market Penetration across the State of Washington**

**22 May 2006**

The City of Lakewood, WA and Redflex Traffic Systems, a subsidiary of Redflex Holdings Limited, today executed an agreement to provide a comprehensive mobile speed and red-light photo enforcement program to help substantially increase public safety.

This is significant validation for Redflex Traffic Systems, as the City of Lakewood supported the state's first and only photo enforcement program that was enabled by Washington Traffic Safety Committee and Washington Legislature in 2001. This original program was supported by a major US competitor of Redflex. With the recent legislative authorisation in 2006, the City of Lakewood solicited proposals for the latest technologies and most qualified firms, and Redflex was selected as a result of a formal RFP process.

According to Deputy Police Chief Tim Lopez, "Setting the gold standard for promoting public safety in Washington with technology through our support of the longest established photo enforcement program, based on our research, Redflex was the clear choice for the City of Lakewood. As we implement the most effective technologies, their proven experience and documented success will ensure our continued efforts are world-class."

"Lakewood has achieved state-wide recognition for their pioneering efforts in the State of Washington. Being selected from a substantial competitive field by an experienced end user in this important new market is a tremendous accolade and validation for Redflex", said Karen Finley, Redflex CEO.

The contract is for implementation of up to 12 approaches and 2 photo radar vehicles for a term of three years, plus two automatic two-year renewals.

Redflex Traffic Systems Inc has contracts with 102 cities world-wide and, with 86 USA cities under contract, is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442

File No: 82-34862

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

**REDFLEX HOLDINGS LIMITED**

ABN

**96 069 306 216**

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 40,000 issued |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Ordinary Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.52 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares issued pursuant to the exercise of unlisted employee options RDFAO |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 19 May 2006 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 88,381,974 | Ordinary Shares (RDF) |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 5 | Employee shares fully paid (RDFAI) |
| nil | Options expiring 20 May 2006 exercisable at $1.52 (RDFAO) |
| 955,000 | Options expiring 30 September 2008, exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS) |
| 1,260,000 | Options expiring 2 June 2009 exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT) |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

+ See chapter 19 for defined terms.

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

+ See chapter 19 for defined terms.

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.